April 2, 2025

VIA E-mail

Paulita A. Pike, Esq.
Rita Rubin, Esq.
Elizabeth Madsen, Esq.
Ropes & Gray LLP
191 North Wacker Drive, 32nd Floor
Chicago, Illinois 60606

          Re: Calamos Dynamic Convertible and Income Fund
              Initial Registration Statement on Form N-2
              File Nos. 333-285521, 811-22949
Dear Mses. Pike, Rubin and Madsen:
          On March 3, 2025, you filed an initial registration statement on Form N-2 on behalf of
Calamos Dynamic Convertible and Income Fund (the    Fund   ), under the
Securities Act of 1933
(the    Securities Act   ) and the Investment Company Act of 1940 (the
Company Act   ). We have
reviewed the registration statement and have provided our comments below. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement, and all references to Item(s) and Guide(s) are to Form N-2.
General
1. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
2. We note that many portions of your filing are incomplete or to be updated by amendment.
   We may have additional comments on such portions when you complete them in pre-
   effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment, such as
the Fund   s
   organizational documents.
3. Please supplementally advise us if you have submitted or expect to submit any exemptive application or no-action requests in connection with your registration statement, including with respect to co-investment relief.
4. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.
 Mses. Pike, Rubin and Madsen
Calamos Dynamic Convertible and Income Fund
Page 2

5. Staff notes that the registration statement states the intent to forward incorporate by reference
   the most recent annual reports, but the Fund   s Form N-CSR filings do not
consistently
   include an auditor's consent (e.g., the Fund filed a consent with its prior year Form N-CSR
   (12/29/2023) but omitted to attach a consent to its Form N-CSR filing dated 12/27/2024)). Please confirm the intent to incorporate the annual reports by reference and, if
   applicable, please amend and refile Form N-CSR with an appropriate consent.
6. Please explain supplementally why the Fund is no longer a well-known seasoned issuer and when it no longer qualified as such. Please also explain supplementally whether the Fund has offered and sold its securities in the last twelve months.
7. Please confirm supplementally that the underwriter has no arrangement with the Fund, such as an over-allotment option, under which the underwriter may purchase additional shares in connection with the offering. See Item 2.2. If the Fund or the underwriter has, or is
   considering, a plan to repurchase the Fund   s shares, please describe the
specifics, including
   as to price determination and timing of the repurchases.
Cover Page
8. Please add to the bolded risks on page 1, a specific cross reference to the prospectus discussion of risks associated with a leveraged capital structure. See Item 1.1.j and Guide 6.
Prospectus
Prospectus Summary
Use of Proceeds
9. We note disclosure that    [w]e currently intend to use the net proceeds
from the sale of our
   securities primarily to invest in accordance with our investment objective and policies within approximately three months of receipt of such proceeds. Such investments may be delayed if suitable investments are unavailable at the Fund time or for other reasons. Please disclose
   what the    other reasons    are, and confirm supplementally that any delay
will not take more
   than six months.
Dividends and Distributions on Common Shares
10. Please clarify that the following disclosure is applicable to investors who invest in the Fund
    through a broker or nominee:    Since investors can participate in the
automatic dividend
    reinvestment plan only if their broker or nominee participates in our plan, you should contact your broker or nominee to confirm that you are eligible to participate in the plan.
Investment Policies
11. The    Loans    disclosure indicates that the Fund will engage in
origination activities. Please
    describe the Fund   s or affiliated parties    experience with originating
loans. Please clearly
    explain the extent to which the Fund intends to engage in origination activities and briefly
    describe the loan selection process in the Fund   s investment strategy
disclosure. Please
    clarify whether the Fund intends to originate whole loans to retain within the Fund, intends to syndicate such loans, intends to invest itself in syndicated loans, or all of the above.
    Furthermore, where appropriate, please add applicable disclosure addressing:
 Mses. Pike, Rubin and Madsen
Calamos Dynamic Convertible and Income Fund
Page 3

             a. Any limits on loan origination by the Fund, including a description of any limits
                imposed by the Fund   s fundamental restrictions and related
interpretations
                including with respect to making loans;
             b. The loan selection process, including maturity and duration of individual loans
                and any limits on the amount of loans the Fund may originate to issuers in the same industry;
             c. The underwriting standards for these loans;
             d. Whether the Fund will be involved in servicing the loans, and if so, a description
                of its servicing obligations; and
             e. If the Fund expects to originate subprime loans, the extent to which the Fund
                expects to do so and any unique risks.
       We may have additional comments after reviewing your responses.
12. Please add to the disclosure about investing in foreign securities, that
the Fund   s investments
    may be denominated in foreign currencies, per the principal risk disclosure.
13. Please summarize in this section all principal investment strategies disclosed under the later
    section    Principal Investment Strategies    (e.g., all options discussed
therein such as put
    options, US Government securities, zero-coupon securities, repurchase agreements, and other investment companies).
Fund Risks
14. Under    Limited Term Risk,    and throughout the registration statement,
the disclosure
    references the    Eligible Tender Offer    and    Dissolution Date,    but
such terms are not
    defined anywhere in the registration statement (we note that    Termination
Date    is defined
    and used throughout). Please add their definitions and describe them under Limited Term
    Structure    under    Investment Policies,    where the limited term is
first discussed, or delete
    these terms if inapplicable. Also, in each place where the Dissolution Date/Termination Date is disclosed, please add that the date is subject to extension and/or perpetual existence (see next comment).
15. We note that    Limited Term Structure    states that    [a]n amendment to
the limited term
    provision of the Fund   s Declaration of Trust requires approval by a
majority of the Fund   s
    outstanding voting securities   ; yet    Limited Term Risk,    states that
  [f]ollowing the
    completion of the Eligible Tender Offer in which the number of tendered Shares would result in the Fund's net assets totaling greater than the Dissolution Threshold, the Board may eliminate the Dissolution Date upon the affirmative vote of a majority of the Board and without a Shareholder vote. Thereafter, the Fund will have a perpetual
existence    (italics
    added). Please explain how these disclosures work together.
16. Please address why    Limited Term Risk    refers to an initial investment
of $20, whereas the
      Limited Term Structure    disclosure refers to a final distribution of
$25.
17. Please specify, under    Sector Risks,       Investment Strategy,    and
Geographic
    Concentration,    whether the Fund   s investments will be concentrated in
any particular sector
    or particular country or geographic region, and add applicable risks. Investment Objective and Principal Investment Strategies
 Mses. Pike, Rubin and Madsen
Calamos Dynamic Convertible and Income Fund
Page 4

Principal Investment Strategies
18. The Fund has disclosed as principal risks, certain investments that are not also described as principal investment strategies (e.g., covenant-lite loans and short sales). Please add all investments identified as principal risks to the principal investment strategy disclosure, if accurate, or tailor the principal risks to reflect that the risk is non-principal.
Risks
19. Please revise the risk factors throughout, as applicable, to reflect the current regulatory
    environment (e.g., please update the discussion of the    evolving
Dodd-Frank Act
    regulations). Also, given the Fund   s reference under    Regulatory Risk
 to limited
    derivatives users under rule 18f-4, please clarify whether the Fund will be a limited derivatives user. If not, please consider whether this disclosure is necessary.
Leverage
20. Please describe the material terms of the agreement between Kroll Bond Rating Agency LLC
    (the rating agency for the Fund   s MRP Shares) and the Fund.
Closed-End Fund Structure
21. We note disclosure in this section suggesting the Board may consider converting the Fund to
    an open-end mutual fund. Please describe the factors that the Fund   s
Board will consider in
    determining whether to propose a conversion to an open-end mutual fund. Please also disclose the risks of an investment in an open-end fund (e.g., because a shareholder of an open-end investment company may present his or her shares for redemption at any time, and payment must be made within seven days of presentation at their net asset value, conversion
    to open-end status may require changes in the management of the Fund   s
portfolio in order to
    meet the liquidity requirements applicable to open-end funds; because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the
Fund   s ability to
    meet its investment objective or to use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash). Please also disclose whether the Fund contemplates charging sales or redemption fees upon conversion to an open-end fund and whether redemptions will be made in cash or securities. If the Fund, after conversion, intends to retain the option of meeting redemptions with portfolio securities, the costs and risks imposed on the redeeming shareholders of receiving such securities should be discussed. See Guide 4. Automatic Dividend Reinvestment Plan
22. Please disclose the treatment of partial shares.
Certain Provisions of the Agreement and Declaration of Trust and By-Laws, Including
Antitakeover Provisions
23. Section 11 of the Fund   s Declaration of Trust states that shareholders
must make a pre-suit
    demand in order to bring a derivative action, and that the Board is given a reasonable amount of time to consider and investigate the request. Please disclose these provisions in an appropriate location in the prospectus.
24. Section 11 of the Declaration of Trust also states:    [u]nless a demand is
not required under
    paragraph (a) of this Section 11, Shareholders eligible to bring such derivative action under
 Mses. Pike, Rubin and Madsen
Calamos Dynamic Convertible and Income Fund
Page 5

   the Delaware Act who hold at least 10% of the Outstanding Shares of the Trust, or 10% of the Outstanding Shares of the Series or Class to which such action relates, shall join in the
   request for the Trustees to commence such action;    and the shareholder
making a pre-suit
   demand on the Board undertakes to reimburse the Fund for the expense of any advisors the
   Board hires in its investigation of the demand in the event that the Board determines not to bring the action. Please disclose in an appropriate location in the prospectus these provisions and that these provisions do not apply to claims arising under the federal securities laws.
25. We note the exclusive state forum provisions of the Fund   s Amendment No.
1 to the Bylaws
    (Article 12). Please disclose in an appropriate location in the prospectus the provisions, that the provisions do not apply to claims arising under the federal securities laws, and corresponding risks of such provisions even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).
26. We note the Bylaws provide the following (Article 12):    Furthermore,
except to the extent
    prohibited by any provision of the Delaware Statutory Trust Act or the Declaration of Trust,
    if any Shareholder shall initiate or assert a Foreign Action without the written consent of the
    Trust, then each such Shareholder shall be obligated jointly and severally to reimburse the
    Trust and any officer or Trustee of the Trust made a party to such proceeding for all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable
    attorneys    fees and other litigation expenses) that the parties may incur in connection with
    any successful motion to dismiss, stay or transfer such Foreign Action based upon non-
    compliance with this Article 12.    Please disclose in an appropriate
location in the prospectus
    this provision and that this provision does not apply to claims arising under the federal securities laws.
27. Please explain supplementally how the Fund   s provision for shareholder
proposals other than
    nominations of persons for election as a Trustee (Section 3.8(a)(1) of the
Fund   s Bylaws and
    the corresponding disclosures in the prospectus), is consistent with Rule 14a-8 under the
    Securities Exchange Act of 1934. We may have more comments based on your response.
28. Please remove from the prospectus the following disclosure and/or revise the disclosure so it
    does not qualify the summary:    The foregoing is intended only as a
summary and is qualified
    in its entirety by reference to the full text of the Fund's Agreement and Declaration of Trust and By-Laws, both of which have been filed as exhibits to the Fund's registration statement on file with the SEC.
Plan of Distribution
29. We note the disclosure that the Fund may engage in share repurchases in furtherance of price stabilization. Please disclose whether there is a specific plan in mind and, if so, what are the specifics.
Form of Prospectus Supplements
30. Please make the bolded disclosure on the cover consistent with the bolded disclosure on the
    cover of Prospectus (e.g., add a reference to    junk bonds   ), and
incorporate all comments
    from the Prospectus into the Prospectus Supplements, to the extent applicable.
31. Please provide the Statement of Preferences of Preferred Shares (the
Statement   ), which is
    stated to be attached as Appendix to the statement of additional information.
 Mses. Pike, Rubin and Madsen
Calamos Dynamic Convertible and Income Fund
Page 6

Statement of Additional Information (SAI)
Investment Objectives and Policies
32. Under    Foreign Securities   , please consider whether the following
clause is accurate given
    the Fund   s principal investments in emerging markets securities:
Although the Fund intends
    primarily to invest in companies and government securities of countries having stable political environments
Closing
       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
       Should you have any questions regarding this letter, please contact me at (202) 551-8645.


                                                    Sincerely,

                                                    /s/ Emily Rowland
                                                    Emily Rowland

cc: Matthew Williams, Branch Chief, Securities and Exchange Commission Andrea Ottomanelli Magovern, Assistant Director, Securities and Exchange
Commission
       John P. Calamos, Sr., Calamos Dynamic Convertible and Income Fund
       Erik D. Ojala, Esq., Calamos Dynamic Convertible and Income Fund
       Susan Schoenberger, Esq., Calamos Dynamic Convertible and Income Fund